UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

/X/ Annual report pursuant to Section 15(d) of the Securities and Exchange
Act of 1934 for the fiscal year ended December 31, 2003.

/  / Transition report pursuant to Section 15(d) of the Securities
Exchange Act of 1934 for the transition period from        to

Commission file number:

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

UnitedAuto 401(k) Savings and Retirement Plan

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

United Auto Group, Inc.

2555 Telegraph Road
Bloomfield Hills, MI 48302-0954

UnitedAuto 401(k) Savings and Retirement Plan

Report of Independent Registered Public Accounting Firm
Financial Statements and Supplemental Schedules:
Statements of Net Assets Available for Benefits
Statement of Changes in Net Assets Available for Benefits
Notes to Financial Statements
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
Schedule H, Line 4j - Schedule of Reportable Transactions
Consent of Independent Registered Public Accounting Firm

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Report of Independent Registered Public Accounting Firm

UnitedAuto 401(k) Savings and Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the UnitedAuto 401(k) Savings and Retirement Plan (the “Plan”) as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

New York, New York
July 16, 2004

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UnitedAuto 401(k) Savings and Retirement Plan

Statements of Net Assets Available for Benefits
December 31, 2003 and 2002

	December 31,
	2003	2002
Assets:
Investments	$86,031,672	$54,488,826
Receivables:
Participant contributions	1,190,559	995,872
Employer contributions	914,864	573,449
Due from broker	58,564	—

Total Assets	88,195,659	56,058,147

Liabilities:
Corrective distributions payable	—	12,450

Net assets available for benefits	$88,195,659	$56,045,697

The accompanying notes are an integral part of these financial statements.

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UnitedAuto 401(k) Savings and Retirement Plan

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2003

Additions:
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$16,776,456
Interest and dividends	234,527

Total investment income	17,010,983

Contributions:
Participant contributions	15,204,221
Employer contributions	3,678,552
Participant rollovers	3,550,216

Total contributions	22,432,989

Total additions	39,443,972

Deductions:
Deductions from net assets attributed to:
Distributions to participants	7,073,567
Mutual fund asset based fees	220,443

Total deductions	7,294,010

Total increase	32,149,962
Net assets available for benefits beginning of year	56,045,697

Net assets available for benefits, end of year	$88,195,659

The accompanying notes are an integral part of these financial statements.

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UnitedAuto 401(k) Savings and Retirement Plan

Notes to Financial Statements

1. Description of the Plan

(a) General

The following description of the UnitedAuto 401(k) Savings and Retirement Plan, as amended through December 31, 2003 (the “Plan”), is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan.

The Plan, which was established effective September 1, 1998, is a defined contribution savings plan (401(k) plan) covering all eligible employees of United Auto Group, Inc. (“the Company” or “Plan Sponsor”) who elect to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Employee Benefits Committee (the “Committee”) is the designated administrator of the Plan, including having responsibility for reviewing the performance of the Plan’s investment alternatives. Administrative expenses of the Plan are paid by the Company. Wachovia Bank N.A. (the “Trustee”) serves as the trustee of the Plan.

(b) Eligibility

Full-time employees not covered under a collective bargaining agreement with a recognized union who have attained age 21, and part-time or temporary employees who complete 1,000 hours of service in a twelve consecutive month period beginning with their date of hire, are eligible to participate in the Plan on the first day of the calendar month following the date he or she has completed sixty days of service.

(c) Participant Accounts

Individual accounts are maintained by the Trustee for each of the Plan’s participants which include the participant’s contributions and related employer matching contributions, including the net investment return on any such contributions.

(d) Contributions

Under the provisions of the Plan, participants in the Plan may elect to defer a portion of their compensation to the Plan in an amount from 1% to 20% of gross earnings on a pre-tax basis through payroll deductions. Such contributions to the Plan may not exceed Internal Revenue Code 402 (g) limitations ($12,000 and $11,000 in 2003 and 2002, respectively). The Plan also allows participants that have attained age 50 to make additional contributions to the Plan of up to $2,000 and $l,000 in 2003 and 2002, respectively. A participant’s elective contributions and Company contributions are invested at the direction of the participant. If a participant does not make such an election, he or she is deemed to have elected investment in the Stable Value Fund.

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In 2003, the Plan Sponsor matched 37.5% of the first 4% of eligible salary for all contributions by participants (“Basic Match Contributions”). In 2002, the Plan Sponsor matched 25% of the first 4% of eligible salary and an additional 25% of eligible salary up to 4% for contributions to the United Auto Common Stock Fund (“Bonus Match Contributions”). Basic Match Contributions are invested based on participant investment elections. Bonus Match Contributions were permanently invested in the United Auto Common Stock Fund. Effective January 1, 2003, the Plan Sponsor no longer provides Bonus Match Contributions and All Prior Bonus Match Contribution may be transferred to other Funds.

(e) Loans to Participants

Participants may borrow from their accounts a minimum of $1,000 up to the lesser of 50% of the amount credited to their account or $50,000. Loan terms range from 1-5 years, or up to 15 years for the purchase of a primary residence. The loans are collateralized by the balance in the participant’s account and bear interest at a rate commensurate with prevailing rates. Principal and interest is paid ratably through monthly payroll deductions. Repayment of the entire balance is permitted at any time. Participants are limited to having only one loan outstanding at any point in time, and participants are restricted to initiating only one loan in any consecutive 12 month period.

(f) Vesting

Employee contributions to the Plan vest immediately. Employer matching contributions vest upon the attainment by the participant of three years of credited service.

(g) Investments

Participant investment options consist of investment funds, including the United Auto Common Stock Fund. Participants are permitted to change investment options daily.

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(h) Payment of Benefits

Upon retirement, death, disability, termination of employment, or attainment of age 59 1/2, the participant or beneficiary may elect to receive a benefit payment in the form of a lump sum distribution. Participants with balances from plans merged into the Plan due to acquisitions by the Plan Sponsor retain the distribution options of such merged plans. Participants may make a hardship withdrawal in certain cases of financial need as established by Internal Revenue Service regulations.

(i) Forfeited Accounts

At December 31, 2003, forfeited nonvested assets totaled $63,870. These assets will be used to reduce future employer contributions. During 2003, employer contributions were reduced by $157,558 from forfeited nonvested assets.

2. Significant Accounting Policies

(a) General

The accompanying financial statements are prepared under the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America.

(b) Investment Valuation and Income Recognition

Certain funds are divided into units of participation which are calculated daily by the record keeper. The daily value of each unit is determined by dividing the total fair market value of all assets by the total number of units. Under provisions of the Plan, interest and dividend income and net appreciation (depreciation) of the fair value of investments are allocated to each Participant's account based on the change in unit value.

Other investments are stated at fair market value. Purchases and sales of these investments are recorded on the trade date. The Plan records dividends on the ex-dividend date.

(c) Payment of Benefits

Benefits are recorded when requested. Corrective distributions payable generally represent the distribution of certain assets to employees in order for the plan to comply with ERISA non discrimination rules.

(d) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(e) Risks and Uncertainties

The Plan provides for various investment options. The underlying investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes

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in the value of investment securities, it is at least reasonably possible that changes in risk in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

3. Investments

Investments that represent 5% or more of the Plan’s net assets are summarized as follows:

	December 31,
	2003	2002
Stable Investment Fund	$31,378,026	$22,873,102
Fidelity Advisor Equity Growth Fund	5,207,414	3,252,141
United Auto Common Stock Fund	13,479,627	6,151,146

During 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as, held during the year) appreciated in value as follows:

Common Collective Trusts	$1,493,973
United Auto Common Stock	9,199,241
Mutual Funds	6,083,242

$16,776,456

4. Non-participant Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to non-participant directed investments is summarized as follows:

	December 31,
	2003	2002
United Auto Common Stock Fund	$13,479,627	$6,151,146
Employer contributions receivable	914,864	573,449

	$14,394,491	$6,724,595

December 31,
2003
Changes in United Auto Common Stock Fund:
Net appreciation in fair value	$9,199,241
Contributions	3,078,041
Distributions	(1,093,315)
Loans	(129,910)
Other	(36,721)
Transfers	(3,688,855)

$7,328,481

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5. Transfers To Plan

The 401(k) plans of certain companies acquired by the Company are periodically merged into the Plan. All of the assets of these plans are transferred at fair market value.

6. Party-in-Interest Transactions

As of December 31, 2003 and 2002, the Plan (through the United Auto Common Stock Fund) held 432,502 and 674,697 shares, respectively of United Auto Group, Inc. common stock with a market value of $13,479,627 and $6,151,146, respectively. Certain Plan investments are shares of various funds managed by Wachovia Bank N.A. Wachovia Bank N.A. is the trustee of the Plan and, therefore, these transactions are considered party-in-interest transactions.

7. Plan Termination

Although it has not expressed any intention to do so, the Company retains the right, if necessary, to amend or terminate the Plan. Any such amendment or termination of the Plan would be subject to the provisions of ERISA. In the event of plan termination, participants will receive 100% of their vested account balances.

8. Tax Status

The Internal Revenue Service has determined and informed the Company by letter dated March 11, 2002 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. The Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

9. Plan Amendment

During 2003 the Plan was amended and restated to incorporate certain changes to the Plan to (i) clarify that Compensation shall be determined for all purposes based on the entire Plan year rather than the period of membership, (ii) adopt the Internal Revenue Service model amendment provisions regarding deemed contributions to a Section 125 cafeteria plan, (iii) exclude from participation non-resident aliens and reclassified employees, (iv) clarify the computation period for matching contributions, (v) exclude catch-up contributions when calculating matching contributions, and (vi) cause the Plan to comply with the final Treasury Regulations issued pursuant to Section 401(a)(9) of the Internal Revenue Code of 1986, as amended.

10. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements as of December 31, 2003 and 2002 to the Form 5500:

	2003	2002
Net assets available for benefits per the financial statements	$88,195,659	$56,045,697
Participant contributions receivable	(1,190,559)	(995,872)
Employer contributions receivable	(914,864)	(573,449)
Corrective distributions payable	—	12,450

Net assets available for benefits per the Form 5500	$86,090,236	$54,488,826

The following is a reconciliation of total contributions per the financial statements for the year ended December 31, 2003 to the Form 5500:

Total contributions per the financial statements	$22,432,989
Add:
Contributions receivable-2002	1,569,321
Less:
Contributions receivable-2003	(2,105,423)
Corrective distributions payable-2003	(12,450)

Total contributions per the Form 5500	$21,884,437

11. Voluntary Compliance

The Company intends to correct a limited number of isolated operational errors related to employee deferrals under the Internal Revenue Service’s Employee Plans Compliance Resolution System.

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Schedule I

UnitedAuto 401(k) Savings and Retirement Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2003

Name of Plan Sponsor: United Auto Group, Inc.
Employer Identification Number: 22-3086739
Plan number: 005

	(c )
	Description of Investment Including Maturity Date, Rate of Interest,
(a)	Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	COMMON COLLECTIVE TRUST FUNDS
*	WACHOVIA BANK, N. A. STABLE PORTFOLIO GROUP TRUST	$30,173,311	$31,378,026
*	WACHOVIA BANK, N. A. ENHANCED STOCK MARKET FUND	3,674,998	3,669,451

	TOTAL COMMON COLLECTIVE TRUST FUNDS	33,848,309	35,047,477

	EMPLOYER SECURITIES
*	UNITED AUTO COMMON STOCK FUND	9,968,159	13,479,627

	TOTAL EMPLOYER SECURITIES	9,968,159	13,479,627

	MUTUAL FUNDS
	INVESCO DYNAMICS FD INV CL	2,681,973	2,360,881
*	EVERGREEN SPECIAL EQUITY FUND CL I (FD #412)	2,035,586	2,277,237
	FEDERATED STK TR SH BEN INT	1,734,948	1,888,483
	FIDELITY ADVISOR SER I EQUITY GROWTH FD CL T	5,890,873	5,207,414
	FIDELITY ADVISOR SER III EQUITY INCOME FD CL T	1,595,490	1,780,846
	NEUBERGER & BERMAN EQUITY ASSETS PARTNERS ASSETS	663,684	736,640
	NEUBERGER & BERMAN EQUITY ASSETS GENESIS ASSETS	2,181,685	2,670,279
	DREYFUS S&P MIDCAP INDEX FD INC	3,838,285	4,377,900
	VAN KAMPEN EQUITY AND INCOME FD CL A	2,144,737	2,403,896
	WELLS FARGO FDS TR OUTLOOK 2030 FD CL A	200,318	222,944
	WELLS FARGO FDS TR OUTLOOK 2020 FD CL A	1,127,780	1,264,923
	WELLS FARGO FDS TR OUTLOOK 2010 FD CL A	521,579	570,627
	WELLS FARGO FDS TR OUTLOOK TODAY FD CL A	218,984	232,324
	JANUS ADVISER WORLDWIDE FUND CL I	2,814,672	2,504,231
	PUTNAM INTL EQUITY FD CL - A	1,389,378	1,417,022
	EVERGREEN CORE BOND FUND CCA	2,884,529	3,080,151
	FIDELITY ADV MORTGAGE SEC CCA	1,111,525	1,163,736

	TOTAL MUTUAL FUNDS	33,036,026	34,159,534

	PARTICIPANT LOANS (5.25% - 10.50%)	3,345,034	3,345,034

	TOTAL	$80,197,528	$86,031,672

* Represents a party-in-interest to the plan

The accompanying notes are an integral part of this schedule

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Schedule II

UnitedAuto 401(K) Savings And Retirement Plan

Schedule H, Line 4j – Schedule of Reportable Transactions (A)
Year Ended December 31, 2003

Employer Identification Number: 22-3086739
Plan Number: 005
Name of Plan Sponsor: United Auto

(a) Identity of	(b) Description	(c) Purchase	(d) Selling	(g) Cost of	(h) Current	(i) Net Gain/
Party Involved	of Asset	Price	Price	Asset	Value of Asset	Loss
	Aggregate Transactions in Excess of 5%
Wachovia Bank, N. A.	Stable Portfolio Group	$18,659,309		$18,659,309	$18,659,309
Wachovia Bank, N. A.	Stable Portfolio Group		$10,881,426	10,480,006	10,881,426	$401,420
Wachovia Bank, N. A.	Evergreen Core Bond Fund CCA	2,330,589		2,330,589	2,330,589
Wachovia Bank, N. A.	Evergreen Core Bond Fund CCA		1,910,568	1,796,106	1,910,568	114,462
UnitedAuto Group, Inc.	United Auto Common Stock Fund	3,220,541		3,220,541	3,220,541
UnitedAuto Group, Inc.	United Auto Common Stock Fund		5,714,036	5,233,375	5,714,036	480,661
UnitedAuto Group, Inc.	UAG Common Stock Fund V	4,160,837		4,160,837	4,160,837
UnitedAuto Group, Inc.	UAG Common Stock Fund V		15,519,061	11,910,871	15,519,061	3,608,190
Wachovia Bank, N. A.	Evergreen Special Equity Fund	2,118,485		2,118,485	2,118,485
Wachovia Bank, N. A.	Evergreen Special Equity Fund		739,304	790,561	739,304	(51,257)
	Single Transaction in Excess of 5%
UnitedAuto Group, Inc.	UAG Common Stock Fund Y		11,980,959	8,522,213	11,980,959	3,458,746

     (A) Reportable transactions are those purchases and sales of the same security which individually or in the aggregate exceed 5% of plan assets at the beginning of the plan year

The accompanying notes are an integral part of this schedule

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UnitedAuto 401(k) Savings and Retirement Plan

Report of Independent Registered Public Accounting Firm

UnitedAuto 401(k) Savings and Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the UnitedAuto 401(k) Savings and Retirement Plan (the “Plan”) as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

New York, New York
July 9, 2004

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UnitedAuto 401(k) Savings and Retirement Plan

Statements of Net Assets Available for Benefits
December 31, 2002 and 2001

	December 31,
	2002	2001
Assets:
Investments	$54,488,826	$50,583,230
Receivables:
Participant contributions	995,872	699,999
Employer contributions	573,449	362,813

Total Assets	56,058,147	51,646,042

Liabilities:
Corrective distributions payable	12,450	759,193

Net assets available for benefits	$56,045,697	$50,886,849

The accompanying notes are an integral part of these financial statements.

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UnitedAuto 401(k) Savings and Retirement Plan

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2002

Additions:
Additions to net assets attributed to:
Investment income:
Net depreciation in fair value of investments	$(8,337,180)
Interest and dividends	131,042

Total investment loss	(8,206,138)

Contributions:
Participant contributions	12,853,738
Employer contributions	2,332,657
Participant rollovers	2,009,854

Total contributions	17,196,249

Total additions	8,990,111

Deductions:
Deductions from net assets attributed to:
Distributions to participants	6,272,172
Mutual fund asset based fees	182,971

Total deductions	6,455,143

Net increase prior to transfers	2,534,968
Transfers into plan	2,623,880

Total increase	5,158,848
Net assets available for benefits, beginning of year	50,886,849

Net assets available for benefits, end of year	$56,045,697

The accompanying notes are an integral part of these financial statements.

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UnitedAuto 401(k) Savings and Retirement Plan

Notes to Financial Statements

1. Description of the Plan

(a) General

The following description of the UnitedAuto 401(k) Savings and Retirement Plan, as amended through December 31, 2003 (the “Plan”), is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan.

The Plan, which was established effective September 1, 1998, is a defined contribution savings plan (401(k) plan) covering all eligible employees of United Auto Group, Inc. (“the Company” or “Plan Sponsor”) who elect to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Employee Benefits Committee (the “Committee”) is the designated administrator of the Plan, including having responsibility for reviewing the performance of the Plan’s investment alternatives. Administrative expenses of the Plan are paid by the Company. Wachovia Bank N.A. (the “Trustee”) serves as the trustee of the Plan.

(b) Eligibility

Full-time employees not covered under a collective bargaining agreement with a recognized union who have attained age 21, and part-time or temporary employees who complete 1,000 hours of service in a twelve consecutive month period beginning with their date of hire, are eligible to participate in the Plan on the first day of the calendar month following the date he or she has completed sixty days of service.

(c) Participant Accounts

Individual accounts are maintained by the Trustee for each of the Plan’s participants which include the participant’s contributions and related employer matching contributions, including the net investment return on any such contributions.

(d) Contributions

Under the provisions of the Plan, participants in the Plan may elect to defer a portion of their compensation to the Plan in an amount from 1% to 20% of gross earnings on a pre-tax basis through payroll deductions. Such contributions to the Plan may not exceed Internal Revenue Code 402 (g) limitations ($11,000 and 10,500 in 2002 and 2001). During 2002, the Plan also allowed participants that had attained age 50 before the end of 2002 to make additional contributions to the Plan of up to $1000. A participant’s elective contributions and Company contributions are invested at the direction of the participant. If a participant does not make such an election, he or she is deemed to have elected investment in the Stable Value Fund.

In 2002 and 2001 the Plan Sponsor matched 25% of 4% of eligible salary for all contributions by participants (“Basic Match Contributions”). The Plan Sponsor also matched an additional 25% of eligible salary up

4

to 4% for contributions to the United Auto Common Stock Fund (“Bonus Match Contributions”). Basic Match Contributions are invested based on participant investment elections. Bonus Match Contributions are permanently invested in the United Auto Common Stock Fund.

(e) Loans to Participants

Participants may borrow from their accounts a minimum of $1,000 up to the lesser of 50% of the amount credited to their account or $50,000. Loan terms range from 1-5 years, or up to 15 years for the purchase of a primary residence. The loans are collateralized by the balance in the participant’s account and bear interest at a rate commensurate with prevailing rates. Principal and interest is paid ratably through monthly payroll deductions. Repayment of the entire balance is permitted at any time. Participants are limited to having only one loan outstanding at any point in time, and participants are restricted to initiating only one loan in any consecutive 12 month period.

(f) Vesting

Employee contributions to the Plan vest immediately. Employer matching contributions vest upon the attainment by the participant of three years of credited service.

(g) Investments

Participant investment options consist of investment funds, including the United Auto Common Stock Fund. Participants are permitted to change investment options daily.

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(h) Payment of Benefits

Upon retirement, death, disability, termination of employment, or attainment of age 59 1/2, the participant or beneficiary may elect to receive a benefit payment in the form of a lump sum distribution. Participants with balances from plans merged into the Plan due to acquisitions by the Plan Sponsor retain the distribution options of such merged plans. Participants may make a hardship withdrawal in certain cases of financial need as established by Internal Revenue Service regulations.

(i) Forfeited Accounts

At December 31, 2002, forfeited nonvested assets totaled $32,676. These assets will be used to reduce future employer contributions. During 2002, employer contributions were reduced by $283,683 from forfeited nonvested assets.

2. Significant Accounting Policies

(a) General

The accompanying financial statements are prepared under the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America.

(b) Investment Valuation and Income Recognition

Certain funds are divided into units of participation which are calculated daily by the record keeper. The daily value of each unit is determined by dividing the total fair market value of all assets by the total number of units. Under provisions of the Plan, interest and dividend income and net appreciation (depreciation) of the fair value of investments are allocated to each Participant’s account based on the change in unit value.

Other investments are stated at fair market value. Purchases and sales of these investments are recorded on the trade date. The Plan records dividends on the ex-dividend date.

(c) Payment of Benefits

Benefits are recorded when requested. Corrective distributions payable generally represent the distribution of certain assets to employees in order for the plan to comply with ERISA non discrimination rules.

(d) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(e) Risks and Uncertainties

The Plan provides for various investment options. The underlying investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

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3. Investments

Investments that represent 5% or more of the Plan’s net assets are summarized as follows:

	December 31,
	2002	2001
Stable Investment Fund	$22,873,102	$17,935,549
Enhanced Stock Market Fund	—	3,175,884
Fidelity Advisor Equity Growth Fund	3,252,141	4,344,131
United Auto Common Stock Fund	6,151,146	6,852,927

During 2002, the Plan’s investments (including gains and losses on investments bought and sold, as well as, held during the year) appreciated/(depreciated) in value as follows:

Common Collective Trusts	$(211,461)
United Auto Common Stock Fund	(3,823,448)
Mutual Funds	(4,545,156)
Other	242,885

($8,337,180)

4. Non-participant Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to non-participant directed investments is summarized as follows:

	December 31,
	2002	2001
United Auto Common Stock Fund	$6,151,146	$6,852,927
Employer contributions receivable	573,449	362,813

	$6,724,595	$7,215,740

December 31,
2002
Changes in United Auto Common Stock Fund:
Net depreciation in fair value	($3,823,448)
Contributions	2,713,293
Distributions	(940,064)
Loans	(164,139)
Other	223,343
Transfers	1,289,234

($701,781)

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5. Transfers To Plan

The 401(k) plans of certain companies acquired by the Company are periodically merged into the Plan. All of the assets of these plans are transferred at fair market value. For the Plan year ended December 31, 2002, these mergers resulted in an increase in Plan assets of $2,623,880.

6. Party-in-Interest Transactions

As of December 31, 2002 and 2001, the Plan (through the United Auto Common Stock Fund) held 674,697 and 383,181 shares, respectively, of United Auto Group, Inc. common stock with a market value of $6,151,146 and $6,852,927, respectively. Certain Plan investments are shares of various funds managed by Wachovia Bank N.A. Wachovia Bank N.A. is the trustee of the Plan and, therefore, these transactions are considered party-in-interest transactions.

7. Plan Termination

Although it has not expressed any intention to do so, the Company retains the right, if necessary, to amend or terminate the Plan. Any such amendment or termination of the Plan would be subject to the provisions of ERISA. In the event of plan termination, participants will receive 100% of their vested account balances.

8. Tax Status

The Internal Revenue Service has determined and informed the Company by letter dated March 11, 2002 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. The Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

8

9. Plan Amendment

Effective January 1, 2002, the Plan was amended and restated to incorporate certain changes to the Plan required due to the passage of the Retirement Protection Act of 1994, the Uniformed Services Employment and Reemployment Act of 1994, the Small Business Job Protection Act of 1996, the Taxpayer Relief Act of 1997 and the IRS Restructuring and Reform Act of 1998, and to add good faith amendments under the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA). The good faith EGTRRA amendments include increasing the limitation on elective deferral contributions, increasing the maximum compensation limit, allowing catch up contributions to be made by those participants who have attained age 50, and implementing a suspension period of 6 months following any hardship distributions.

10. Subsequent Event

Effective January 1, 2003, the Basic Matching Contribution was revised to 37.5% of the first 4% of eligible compensation and the Bonus Match Contribution was eliminated.

11. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements as of December 31, 2002 and 2001 to the Form 5500:

	2002	2001
Net assets available for benefits per the financial statements	$56,045,697	$50,886,849
Participant contributions receivable	(995,872)	(699,999)
Employer contributions receivable	(573,449)	(362,813)
Corrective distributions payable	12,450	759,193

Net assets available for benefits per the Form 5500	$54,488,826	$50,583,230

The following is a reconciliation of total contributions per the financial statements for the year ended December 31, 2002 to the Form 5500:

Total contributions per the financial statements	$17,196,249
Add:
Contributions receivable - 2001	1,062,812
Corrective distributions payable - 2002	12,450
Less:
Contributions receivable - 2002	(1,569,321)
Corrective distributions payable - 2001	(759,193)

Total contributions per the Form 5500	$15,942,997

12. Voluntary Compliance

The Company intends to correct a limited number of isolated operational errors related to employee deferrals under the Internal Revenue Service's Employee Plans Compliance Resolution System.

9

Schedule I

UnitedAuto 401(k) Savings and Retirement Plan

Schedule H, Line 4i Schedule of Assets (Held at End of Year)
December 31, 2002

Name of Plan Sponsor: United Auto Group, Inc.
Employer Identification Number: 22-3086739
Plan number: 005

		(c )
		Description of
	(b)	Investment Including
	Identify of Issue,	Maturity Date, Rate of		(e)
	Borrower, Lessor or	Interest, Collateral,	(d)	Current
(a)	Similar Party	Par or Maturity Value	Cost	Value
*	Stable Investment Fund	Common/Collective Trust	$21,994,008	$22,873,102
		(345,363 shares)
*	Evergreen Core Bond Fund	Mutual Fund	2,350,046	2,539,365
		(202,905 shares)
	Fidelity Advisor Mortgage Fund	Mutual Fund	1,040,979	1,086,604
		(93,398 shares)
	Wells Fargo Outlook 2030 Fund	Mutual Fund	34,698	32,824
		(3,028 shares)
	Wells Fargo Outlook 2020 Fund	Mutual Fund	993,111	947,462
		(88,713 shares)
	Wells Fargo Outlook 2010 Fund	Mutual Fund	459,037	444,780
		(42,400 shares)
	Wells Fargo Outlook Today Fund	Mutual Fund	136,325	132,381
		(14,547 shares)
	Van Kampen Equity & Income Fund (A)	Mutual Fund	1,598,728	1,510,879
		(228,229 shares)
	Fidelity Advisor Equity Income Fund	Mutual Fund	1,095,905	941,950
		(46,378 shares)
*	Enhanced Stock Fund	Common/Collective Trust	3,327,045	2,464,385
		(44,155 shares)
	Invesco Dynamics Fund	Mutual Fund	2,526,996	1,411,641
		(132,424 shares)
	Neuberger & Berman Partners Fund	Mutual Fund	343,491	275,146
		(26,380 shares)
	Dreyfus Midcap 400 Index Fund	Mutual Fund	2,396,766	2,053,924
		(117,568 shares)
	Putnam International Growth Fund	Mutual Fund	1,005,419	751,007
		(45,765 shares)
	Putnam Asset Allocation Balanced Fund	Mutual Fund	1	1
		(0 shares)
	Janus Advisor Worldwide Growth Fund	Mutual Fund	2,738,846	1,798,641
		(83,231 shares)
*	Evergreen Special Equity Fund	Mutual Fund	707,663	510,352
		(62,313 shares)
	Federated Stock Trust Fund	Mutual Fund	1,494,742	1,260,650
		(46,381 shares)
	Fidelity Advisor Equity Growth Fund	Mutual Fund	5,315,828	3,252,141
		(96,302 shares)
	Neuberger Berman Genesis Fund	Mutual Fund	1,557,875	1,534,450
		(92,660 shares)
*	United Auto Common Stock Fund	Common Stock	7,750,034	6,151,146
		(674,697 shares)
	Participant loans receivable	Rates ranging from 5.25% to 10.50%	2,515,995	2,515,995

	Total			$54,488,826

* Represents a party- in- interest to the plan

The accompanying notes are an integral part of this schedule

10

Schedule II

UnitedAuto 401(K) Savings And Retirement Plan

Schedule H, Line 4j – Schedule of Reportable Transactions (A)
Year Ended December 31, 2002

Employer Identification Number: 22-3086739
Plan Number: 005
Name of Plan Sponsor: United Auto Group, Inc.

		(c)			(h)	(i)
(a)	(b)	Purchase	(d)	(g)	Cur. Value of Asset	Net Gain
Identity of Party	Description of Assets	Price	Selling Price	Cost of asset	on Transaction Date	(Loss)
UnitedAuto Group, Inc.	United Auto	$7,817,871		$7,817,871	$7,817,871
	Common Stock Fund
UnitedAuto Group, Inc.	United Auto		$4,696,204	3,777,035	4,696,204	$919,169
	Common Stock Fund
Wachovia Bank N.A.	Evergreen Select Core Bond	2,081,715		2,081,715	2,081,715
Wachovia Bank N.A.	Evergreen Select Core Bond		790,892	743,802	790,892	47,090
Wachovia Bank N.A.	Stable Investment Fund	12,892,388		12,892,388	12,892,388
Wachovia Bank N.A.	Stable Investment Fund		8,470,188	8,115,325	8,470,188	354,863
Fidelity	Fidelity Advisor Equity Growth	1,777,139		1,777,139	1,777,139
Fidelity	Fidelity Advisor Equity Growth		1,351,468	1,887,673	1,351,468	(536,205)
Dreyfus	Dreyfus Midcap 400 Index VI	1,752,916		1,752,916	1,752,916
Dreyfus	Dreyfus Midcap 400 Index VI		785,515	868,676	785,515	(83,161)

(A)	Reportable transactions are those purchases and sales of the same security which individually or in the aggregate exceed 5% of plan assets at the beginning of the plan year.

The accompanying notes are an integral part of this schedule

11

UnitedAuto 401(k) Savings and Retirement Plan

Report of Independent Registered Public Accounting Firm

Financial Statements and Supplemental Schedules:
     Statements of Net Assets Available for Benefits
     Statement of Changes in Net Assets Available for Benefits
     Notes to Financial Statements
     Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
     Schedule H, Line 4j - Schedule of Reportable Transactions

Report of Independent Registered Public Accounting Firm

UnitedAuto 401(k) Savings and Retirement Plan

We have audited the accompanying statements of net assets available benefits of the UnitedAuto 401(k) Savings and Retirement Plan (the “Plan”) as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2001 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

New York, New York
July 16, 2004

1

UnitedAuto 401(k) Savings and Retirement Plan

Statements of Net Assets Available for Benefits
December 31, 2001 and 2000

	December 31,
	2001	2000
Assets:
Cash	$—	$140
Investments	50,583,230	30,715,883
Receivables:
Participant contributions	699,999	677,878
Employer contributions	362,813	302,741

Total Assets	51,646,042	31,696,642

Liabilities:
Corrective distributions payable	759,193	398,653

Net assets available for benefits	$50,886,849	$31,297,989

The accompanying notes are an integral part of these financial statements.

2

UnitedAuto 401(k) Savings and Retirement Plan

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2001

Additions:
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$1,409,760
Interest and dividends	120,006

Total investment income	1,529,766

Contributions:
Participant contributions	10,618,885
Employer contributions	1,425,606
Participant rollovers	2,974,430

Total contributions	15,018,921

Total additions	16,548,687

Deductions:
Deductions from net assets attributed to:
Distributions to participants	7,996,716
Mutual fund asset based fees	152,783

Total deductions	8,149,499

Net increase prior to transfers	8,399,188
Transfers into plan	11,189,672

Total increase	19,588,860
Net assets available for benefits, beginning of year	31,297,989

Net assets available for benefits, end of year	$50,886,849

The accompanying notes are an integral part of these financial statements.

3

UnitedAuto 401(k) Savings and Retirement Plan

Notes to Financial Statements

1. Description of the Plan

(a) General

The following description of the UnitedAuto 401(k) Savings and Retirement Plan, as amended through December 31, 2003 (the “Plan”), is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan.

The Plan, which was established effective September 1, 1998, is a defined contribution savings plan (401(k) plan) covering all eligible employees of United Auto Group, Inc. (“the Company” or “Plan Sponsor”) who elect to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Employee Benefits Committee (the “Committee”) is the designated administrator of the Plan, including having responsibility for reviewing the performance of the Plan’s investment alternatives. Administrative expenses of the Plan are paid by the Company. Wachovia Bank N.A. (the “Trustee”) serves as the trustee of the Plan.

(b) Eligibility

Full-time employees not covered under a collective bargaining agreement with a recognized union who have attained age 21, and part-time or temporary employees who complete 1,000 hours of service in a twelve consecutive month period beginning with their date of hire, are eligible to participate in the Plan on the first day of the calendar month following the date he or she has completed sixty days of service.

(c) Participant Accounts

Individual accounts are maintained by the Trustee for each of the Plan’s participants which include the participant’s contributions and related employer matching contributions, including the net investment return on any such contributions.

(d) Contributions

Under the provisions of the Plan, participants in the Plan may elect to defer a portion of their compensation to the Plan in an amount from 1% to 20% of gross earnings on a pre-tax basis through payroll deductions. Such contributions to the Plan may not exceed Internal Revenue Code 402 (g) limitations ($10,500 in 2001 and 2000). A participant’s elective contributions and Company contributions are invested at the direction of the participant. If a participant does not make such an election, he or she is deemed to have elected investment in the Stable Value Fund.

In 2001 and 2000, the Plan Sponsor matched 25% of 4% of eligible salary for all contributions by participants (“Basic Match Contributions”). The Plan Sponsor also matched an additional 25% of eligible salary up to 4% for contributions to the United Auto Common Stock Fund (“Bonus Match Contributions”). Basic Match Contributions are invested based on participant investment elections. Bonus Match Contributions are permanently invested in the United Auto Common Stock Fund.

4

(e) Loans to Participants

Participants may borrow from their accounts a minimum of $1,000 up to the lesser of 50% of the amount credited to their account or $50,000. Loan terms range from 1-5 years, or up to 15 years for the purchase of a primary residence. The loans are collateralized by the balance in the participant’s account and bear interest at a rate commensurate with prevailing rates. Principal and interest is paid ratably through monthly payroll deductions. Repayment of the entire balance is permitted at any time. Participants are limited to having only one loan outstanding at any point in time, and participants are restricted to initiating only one loan in any consecutive 12 month period.

(f) Vesting

Employee contributions to the Plan vest immediately. Employer matching contributions vest upon the attainment by the participant of three years of credited service.

(g) Investments

Participant investment options consist of investment funds, including the United Auto Common Stock Fund. Participants are permitted to change investment options daily.

(h) Payment of Benefits

Upon retirement, death, disability, termination of employment, or attainment of age 59 1/2, the participant or beneficiary may elect to receive a benefit payment in the form of a lump sum distribution. Participants with balances from plans merged into the Plan due to acquisitions by the Plan Sponsor retain the distribution options of such merged plans. Participants may make a hardship withdrawal in certain cases of financial need as established by Internal Revenue Service regulations.

(i) Forfeited Accounts

At December 31, 2001, forfeited nonvested assets totaled $200. These assets will be used to reduce future employer contributions. During 2001, employer contributions were reduced by $11,400 from forfeited nonvested assets.

5

2. Significant Accounting Policies

(a) General

The accompanying financial statements are prepared under the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America.

(b) Investment Valuation and Income Recognition

Certain funds are divided into units of participation which are calculated daily by the record keeper. The daily value of each unit is determined by dividing the total fair market value of all assets by the total number of units. Under provisions of the Plan, interest and dividend income and net appreciation (depreciation) of the fair value of investments are allocated to each Participant’s account based on the change in unit value.

Other investments are stated at fair market value. Purchases and sales of these investments are recorded on the trade date. The Plan records dividends on the ex-dividend date.

(c) Payment of Benefits

Benefits are recorded when requested. Corrective distributions payable generally represent the distribution of certain assets to employees in order for the plan to comply with ERISA non discrimination rules.

(d) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(e) Risks and Uncertainties

The Plan provides for various investment options. The underlying investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

6

3. Investments

Investments that represent 5% or more of the Plan’s net assets are summarized as follows:

	December 31,
	2001	2000
Stable Investment Fund	$17,935,549	$7,050,405
Enhanced Stock Market Fund	3,175,884	3,194,621
Invesco Dynamics Fund	—	3,049,306
Janus Advisor Worldwide Growth Fund	—	2,586,665
Fidelity Advisor Equity Growth Fund	4,344,131	3,242,319
United Auto Common Stock Fund	6,852,927	1,920,075

During 2001, the Plan’s investments (including gains and losses on investments bought and sold, as well as, held during the year) appreciated/(depreciated) in value as follows:

Common Collective Trusts	$342,911
United Auto Common Stock Fund	4,383,362
Registered Investment Companies	(3,316,513)

$1,409,760

4. Non-participant Directed Investments

	2001	2000
United Auto Common Stock Fund	$6,852,927	$1,920,075
Employer contributions receivable	362,813	302,741

	$7,215,740	$2,222,816

December 31,
2001
Changes in United Auto Common Stock Fund:
Net appreciation in fair value	$4,383,362
Contributions	1,455,575
Distributions	(508,563)
Loans	(57,817)
Other	4,076
Transfers	(343,781)

$4,932,852

7

5. Transfers To Plan

The 401(k) plans of certain companies acquired by the Company are periodically merged into the Plan. All of the assets of these plans are transferred at fair market value. For the Plan year ended December 31, 2001, these mergers resulted in an increase in Plan assets of $11,189,672.

6. Party-in-Interest Transactions

As of December 31, 2001 and 2000, the Plan (through the United Auto Common Stock Fund) held 383,181 and 304,162 shares, respectively, of United Auto Group, Inc. common stock with a market value of $6,852,927 and $1,920,075, respectively. Certain Plan investments are shares of various funds managed by First Union/Wachovia. First Union/Wachovia is the trustee of the Plan and, therefore, these transactions are considered party-in-interest transactions.

7. Plan Termination

Although it has not expressed any intention to do so, the Company retains the right, if necessary, to amend or terminate the Plan. Any such amendment or termination of the Plan would be subject to the provisions of ERISA. In the event of plan termination, participants will receive 100% of their vested account balances.

8. Tax Status

The Internal Revenue Service has determined and informed the Company by letter dated March 11, 2002 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. The Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

9. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements as of December 31, 2001 and 2000 to the Form 5500:

	2001	2000
Net assets available for benefits per the financial statements	$50,886,849	$31,297,989
Participant contributions receivable	(699,999)	(677,878)
Employer contributions receivable	(362,813)	(302,741)
Corrective distributions payable	759,193	398,653

Net assets available for benefits per the Form 5500	$50,583,230	$30,716,023

The following is a reconciliation of total contributions per the financial statements for the year ended December 31, 2001 to the Form 5500:

Total contributions per the financial statements	$15,018,921
Add:
Contributions receivable - 2000	980,619
Corrective distributions payable - 2001	759,193
Less:
Contributions receivable - 2001	(1,062,812)
Corrective distributions payable - 2000	(398,653)

Total contributions per the Form 5500	$15,297,268

10. Voluntary Compliance

The Company intends to correct a limited number of isolated operational errors related to employee deferrals under the Internal Revenue Service's Employee Plans Compliance Resolution System.

8

Schedule I

UnitedAuto 401(k) Savings and Retirement Plan

Schedule H, Line 4i Schedule of Assets (Held at End of Year)
December 31, 2001

Name of Plan Sponsor: United Auto Group, Inc.
Employer Identification Number: 22-3086739
Plan number: 005

	(b)	(c)
	Identify of Issue,	Description of Investment Including		(e)
	Borrower, Lessor or	Maturity Date, Rate of Interest,	(d)	Current
(a)	Similar Party	Collateral, Par or Maturity Value	Cost	Value
*	Stable Investment Fund	Common/Collective Trust	$17,216,945	$17,935,549
		(277,934 shares)
*	Evergreen Core Bond Fund	Mutual Fund	1,012,132	1,075,327
		(94,561 shares)
	Fidelity Advisor Mortgage Fund	Mutual Fund	432,721	447,285
		(41,834 shares)
	Putnam Asset Allocation Growth Fund	Mutual Fund	1,311,659	1,115,853
		(116,599 shares)
	Putnam Asset Allocation Balanced Fund	Mutual Fund	803,633	739,209
		(75,352 shares)
	Putnam Asset Allocation Conservation Fund	Mutual Fund	145,321	141,296
		(16,259 shares)
	Invesco Total Return Fund	Mutual Fund	1,589,632	1,515,428
		(60,592 shares)
	Fidelity Advisor Equity Income Fund	Mutual Fund	929,729	933,245
		(38,452 shares)
*	Enhanced Stock Fund	Common/Collective Trust	3,555,504	3,175,884
		(44,549 shares)
	Invesco Dynamics Fund	Mutual Fund	3,428,736	2,464,116
		(154,684 shares)
	Neuberger & Berman Partners Fund	Mutual Fund	250,246	244,271
		(17,548 shares)
	Dreyfus Midcap 400 Index Fund	Mutual Fund	1,512,526	1,572,728
		(74,678 shares)
	Putnam International Growth Fund	Mutual Fund	1,032,306	843,403
		(42,553 shares)
	Janus Advisor Worldwide Growth Fund	Mutual Fund	2,978,264	2,379,972
		(81,172 shares)
*	Evergreen Special Equity Fund	Mutual Fund	784,200	704,310
		(62,549 shares)
	Federated Stock Trust Fund	Mutual Fund	1,300,557	1,356,298
		(39,961 shares)
	Fidelity Advisor Equity Growth Fund	Mutual Fund	5,426,361	4,344,131
		(89,220 shares)
	Neuberger Berman Genesis Fund	Mutual Fund	796,656	894,350
		(52,087 shares)
*	United Auto Common Stock Fund	Common Stock	3,709,197	6,852,927
		(383,181 shares)
	Participant loans receivable	Rates ranging from 6.30% to 10.50%	1,847,648	1,847,648

	Total			$50,583,230

* Represents a party- in- interest to the plan

The accompanying notes are an integral part of this schedule

9

Schedule II

UnitedAuto 401(K) Savings And Retirement Plan

Schedule H, Line 4j – Schedule of Reportable Transactions (A)
Year Ended December 31, 2001

Employer Identification Number: 22-3086739
Plan Number: 005
Name of Plan Sponsor: United Auto Group, Inc.

					(h)	(i)
(a)	(b)	(c)	(d)	(g)	Cur. Value of Asset	Net Gain
Identity of Party	Description of Assets	Purchase Price	Selling Price	Cost of asset	on Transaction Date	(Loss)
SINGLE TRANSACTIONS EXCEEDING 5%
Wachovia Bank, N.A	Fidelity Advisor Equity Growth	$3,267,932		$3,267,932	$3,267,932
United Auto Group, Inc	UAG Stable Investment Fund	4,249,622		4,249,622	4,249,622
AGGRAGATE TRANSACTIONS IN EXCESS OF 5%
Wachovia Bank, N.A.	Wachovia Enhanced Stock		$756,328	851,652	756,328	$(95,324)
Wachovia Bank, N.A.	Wachovia Enhanced Stock	1,162,996		1,162,996	1,162,996
Dreyfus	Dreyfus S&P Midcap Index Fund		604,845	614,835	604,845	(9,990)
Dreyfus	Dreyfus S&P Midcap Index Fund	1,048,495		1,048,495	1,048,495
Fidelity	Fidelity Advisor Equity Growth		2,159,725	2,696,058	2,159,725	(536,333)
Fidelity	Fidelity Advisor Equity Growth	4,523,570		4,523,570	4,523,570
Invesco	Invesco Dynamics Fund		1,522,564	2,197,730	1,522,564	(675,166)
Invesco	Invesco Dynamics Fund	2,117,714		2,117,714	2,117,714
Janus, Inc.	Janus WW Growth		947,577	1,184,374	947,577	(236,797)
Janus, Inc	Janus WW Growth	1,311,873		1,311,873	1,311,873
Wachovia Bank, N.A.	Evergreen Sel Core Bond Fund		571,949	548,483	571,949	23,466
Wachovia Bank, N.A.	Evergreen Sel Core Bond Fund	1,234,315		1,234,315	1,234,315
Unitedauto Group, Inc	UAG Common Stock Fund		3,262,546	2,295,780	3,262,546	966,766
Unitedauto Group, Inc	UAG Common Stock Fund	3,812,037		3,812,037	3,812,037
Unitedauto Group, Inc	UAG Stable Investment Fund		7,744,982	7,544,534	7,744,982	200,448
Unitedauto Group, Inc	UAG Stable Investment Fund	16,515,770		16,515,770	16,515,770
Wachovia Bank, N.A.	Stable Portfolio Group Trust		2,064,708	1,982,105	2,064,708	82,603
Wachovia Bank, N.A.	Stable Portfolio Group Trust	3,491,499		3,491,499	3,491,499

     (A) Reportable transactions are those purchases and sales of the same security which individually or in the aggregate exceed 5% of plan assets at the beginning of the plan year.

10

UnitedAuto 401(k) Savings and Retirement Plan

Report of Independent Registered Public Accounting Firm

Financial Statements and Supplemental Schedules:
     Statements of Net Assets Available for Benefits
     Statement of Changes in Net Assets Available for Benefits
     Notes to Financial Statements
     Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
     Schedule H, Line 4j - Schedule of Reportable Transactions

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

UnitedAuto 401(k) Savings and Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the UnitedAuto 401(k) Savings and Retirement Plan (the “Plan”) as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2000 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

New York, New York
July 16, 2004

UnitedAuto 401(k) Savings and Retirement Plan

Statements of Net Assets Available for Benefits
December 31, 2000 and 1999

	December 31,
	2000	1999
Assets:
Cash	$140	$54,054
Investments	30,715,883	10,636,646
Receivables:
Participant contributions	677,878	578,567
Employer contributions	302,741	150,042

Total Assets	31,696,642	11,419,309

Liabilities:
Corrective distribution payable	398,653	25,799

Net assets available for benefits	$31,297,989	$11,393,510

The accompanying notes are an integral part of these financial statements.

UnitedAuto 401(k) Savings and Retirement Plan

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2000

Additions:
Additions to net assets attributed to:
Investment income:
Net depreciation in fair value of investments	$(1,363,486)
Interest and dividends	50,782

Total investment loss	(1,312,704)

Contributions:
Participant contributions	8,192,893
Employer contributions	991,727
Participant rollovers	706,145

Total contributions	9,890,765

Total additions	8,578,061

Deductions:
Deductions from net assets attributed to:
Distributions to participants	3,250,228
Fund asset based fees	79,800

Total deductions	3,330,028

Net increase prior to transfers	5,248,033
Transfers into plan	14,656,446

Total increase	19,904,479
Net assets available for benefits, beginning of year	11,393,510

Net assets available for benefits, end of year	$31,297,989

The accompanying notes are an integral part of these financial statements.

UnitedAuto 401(k) Savings and Retirement Plan

Notes to Financial Statements

1.	Description of the Plan

(a) General

The following description of the UnitedAuto 401(k) Savings and Retirement Plan, as amended through December 31, 2003 (the “Plan”), is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan.

The Plan, which was established effective September 1, 1998, is a defined contribution savings plan (401(k) plan) covering all eligible employees of United Auto Group, Inc. (“the Company” or “Plan Sponsor”) who elect to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Employee Benefits Committee (the “Committee”) is the designated administrator of the Plan, including having responsibility for reviewing the performance of the Plan’s investment alternatives. Administrative expenses of the Plan are paid by the Company.

Effective December 1, 1999, all of the assets and outstanding loans of the Plan were transferred from Wilmington Trust Company (the “Prior Trustee”) to First Union National Bank / Wachovia Bank N.A. (the “Trustee”).

(b) Eligibility

Full-time employees not covered under a collective bargaining agreement with a recognized union who have attained age 21, and part-time or temporary employees who complete 1,000 hours of service in a twelve consecutive month period beginning with their date of hire, are eligible to participate in the Plan on the first day of the calendar month following the date he or she has completed sixty days of service.

(c) Participant Accounts

Individual accounts are maintained by the Trustee for each of the Plan’s participants which include the participant’s contributions and related employer matching contributions, including the net investment return on any such contributions.

(d) Contributions

Under the provisions of the Plan, participants in the Plan may elect to defer a portion of their compensation to the Plan in an amount from 1% to 20% of gross earnings on a pre-tax basis through payroll deductions. Such contributions to the Plan may not exceed Internal Revenue Code 402 (g) limitations ($10,500 and $10,000 in 2000 and 1999, respectively). A participant’s elective contributions and Company contributions are invested at the direction of the participant. If a participant does not make such an election, he or she is deemed to have elected investment in the Stable Value Fund.

In 2000 and 1999, the Plan Sponsor matched 25% of 4% of eligible salary for all contributions by participants (“Basic Match Contributions”). The Plan Sponsor also matched an additional 25% of eligible salary up to 4% for contributions to the United Auto Common Stock Fund (“Bonus Match Contributions”). Basic Match Contributions are invested based on participant investment elections. Bonus Match Contributions are permanently invested in the United Auto Common Stock Fund.

(e) Loans to Participants

Participants may borrow from their accounts a minimum of $1,000 up to the lesser of 50% of the amount credited to their account or $50,000. Loan terms range from 1-5 years, or up to 15 years for the purchase of a primary residence. The loans are collateralized by the balance in the participant’s account and bear interest at a rate commensurate with prevailing rates. Principal and interest is paid ratably through monthly payroll deductions. Repayment of the entire balance is permitted at any time. Participants are limited to having only one loan outstanding at any point in time, and participants are restricted to initiating only one loan in any consecutive 12 month period.

(f) Vesting

Employee contributions to the Plan vest immediately. Employer matching contributions vest upon the attainment by the participant of three years of credited service.

(g) Investments

Participant investment options consist of investment funds, including the United Auto Common Stock Fund. Participants are permitted to change investment options daily.

(h) Payment of Benefits

Upon retirement, death, disability, termination of employment, or attainment of age 59 1/2, the participant or beneficiary may elect to receive a benefit payment in the form of a lump sum distribution. Participants with balances from plans merged into the Plan due to acquisitions by the Plan Sponsor retain the distribution options of such merged plans. Participants may make a hardship withdrawal in certain cases of financial need as established by Internal Revenue Service regulations.

(i) Forfeited Accounts

At December 31, 2000, forfeited nonvested assets totaled $14,628. These assets will be used to reduce future employer contributions. During 2000, employer contributions were reduced by $200,296 from forfeited nonvested assets.

2.	Significant Accounting Policies

(a) General

The accompanying financial statements are prepared under the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America.

(b) Investment Valuation and Income Recognition

Certain funds are divided into units of participation which are calculated daily by the record keeper. The daily value of each unit is determined by dividing the total fair market value of all assets by the total number of units. Under provisions of the Plan, interest and dividend income and net appreciation (depreciation) of the fair value of investments are allocated to each Participant’s account based on the change in unit value.

Other investments are stated at fair market value. Purchases and sales of these investments are recorded on the trade date. The Plan records dividends on the ex-dividend date.

(c) Payment of Benefits

Benefits are recorded when requested. Corrective distributions payable generally represent the distribution of certain assets to employees in order for the plan to comply with ERISA non discrimination rules.

(d) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(e) Risks and Uncertainties

The Plan provides for various investment options. The underlying investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

3.	Investments

Investments that represent 5% or more of the Plan’s net assets are summarized as follows:

	December 31,
	2000	1999
Stable Investment Fund	$7,050,405	$977,066
Invesco Total Return Fund	—	1,600,864
Enhanced Stock Market Fund	3,194,621	3,665,645
Invesco Dynamics Fund	3,049,306	—
Janus Advisor Worldwide Growth Fund	2,586,665	1,192,975
Federated Stock Trust Fund	—	678,973
Fidelity Advisor Equity Growth Fund	3,242,319	—
United Auto Common Stock Fund	1,920,075	1,273,582

During 2000, the Plan’s investments (including gains and losses on investments bought and sold, as well as, held during the year) depreciated in value as follows:

Common Collective Trusts	$(344,040)
United Auto Common Stock Fund	(204,682)
Registered Investment Companies	(814,764)

$(1,363,486)

4.	Non-participant Directed Investments

	2000	1999
United Auto Common Stock Fund	$1,920,075	$1,273,582
Employer contributions receivable	302,741	150,042

	$2,222,816	$1,423,624

December 31,
2000
Changes in United Auto Common Stock Fund:
Net appreciation in fair value	$(204,682)
Contributions	971,145
Distributions	(122,309)
Loans	(52,430)
Other	5,986
Transfers	48,783

$646,493

5.   Transfers To Plan

The 401(k) plans of certain companies acquired by the Company are periodically merged into the Plan. All of the assets of these plans are transferred at fair market value. For the Plan year ended December 31, 2000, these mergers resulted in an increase in Plan assets of $14,656,446.

6.	Party-in-Interest Transactions

As of December 31, 2000 and 1999, the Plan (through the United Auto Common Stock Fund) held 304,162 and 178,095 shares, respectively, of United Auto Group, Inc. common stock with a market value of $1,920,075 and $1,273,582, respectively. Certain Plan investments are shares of various funds managed by First Union/Wachovia. First Union/Wachovia is the trustee of the Plan and, therefore, these transactions are considered party-in-interest transactions.

7.	Plan Termination

Although it has not expressed any intention to do so, the Company retains the right, if necessary, to amend or terminate the Plan. Any such amendment or termination of the Plan would be subject to the provisions of ERISA. In the event of plan termination, participants will receive 100% of their vested account balances.

8.	Tax Status

The Internal Revenue Service has determined and informed the Company by letter dated March 11, 2002 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. The Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

9.   Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements as of December 31, 2000 and 1999 to the Form 5500:

	2000	1999
Net assets available for benefits per the financial statements	$31,297,989	$11,393,510
Participant contributions receivable	(677,878)	(578,567)
Employer contributions receivable	(302,741)	(150,042)
Corrective distributions payable	398,653	25,799

Net assets available for benefits per the Form 5500	$30,716,023	$10,690,700

The following reconciliation of total contributions per the financial statements for the year ended December 31, 2000 to the Form 5500:

Total contributions per the financial statements	$9,890,765
Add:
Contributions receivable-1999	728,609
Corrective distribution payable-2000	398,653
Less:
Contributions receivable-2000	(980,619)
Corrective distributions payable-1999	(25,799)

Total contributions per the Form 5500	$10,011,609

10. Voluntary Compliance

The Company intends to correct a limited number of isolated operational errors related to employee deferrals under the Internal Revenue Service's Employee Plans Compliance Resolution System.

Schedule I

UnitedAuto 401(k) Savings and Retirement Plan

Schedule H, Line 4i Schedule of Assets (Held at End of Year)
December 31, 2000

Name of Plan Sponsor: United Auto Group, Inc.
Employer Identification Number: 22-3086739
Plan number: 005

	(b)	(c)
	Identify of Issue,	Description of Investment Including		(e)
	Borrower, Lessor or	Maturity Date, Rate of Interest,	(d)	Current
(a)	Similar Party	Collateral, Par or Maturity Value	Cost	Value
*	Stable Investment Fund	Registered Investment Company	$6,736,285	$7,050,405
		(650,910 shares)
*	Evergreen Core Bond Fund	Registered Investment Company	326,300	354,008
		(24,997 shares)
	Fidelity Advisor Mortgage Fund	Registered Investment Company	111,408	119,985
		(9,436 shares)
	Putnam Asset Allocation Growth Fund	Registered Investment Company	1,267,859	1,179,354
		(69,012 shares)
	Putnam Asset Allocation Balanced Fund	Registered Investment Company	438,065	434,611
		(28,092 shares)
	Putnam Asset Allocation Conservation Fund	Registered Investment Company	107,584	108,936
		(8,702 shares)
	Invesco Total Return Fund	Registered Investment Company	1,463,394	1,445,942
		(46,917 shares)
	Fidelity Advisor Equity Income Fund	Registered Investment Company	436,959	491,198
		(14,700 shares)
*	Enhanced Stock Fund	Common/Collective Trust	3,244,160	3,194,621
		(41,492 shares)
	Invesco Dynamics Fund	Registered Investment Company	3,508,753	3,049,306
		(110,359 shares)
	Neuberger & Berman Partners Fund	Registered Investment Company	170,675	175,028
		(10,704 shares)
	Dreyfus Midcap 400 Index Fund	Registered Investment Company	1,078,866	1,225,745
		(37,921 shares)
	Putnam International Growth Fund	Registered Investment Company	1,019,644	946,401
		(33,171 shares)
	Janus Advisor Worldwide Growth Fund	Registered Investment Company	2,850,766	2,586,665
		(63,805 shares)
*	Evergreen Special Equity Fund	Registered Investment Company	765,802	692,430
		(38,267 shares)
	Federated Stock Trust Fund	Registered Investment Company	963,391	1,032,516
		(23,041 shares)
	Fidelity Advisor Equity Growth Fund	Registered Investment Company	3,598,849	3,242,319
		(42,302 shares)
	Neuberger Berman Genesis Fund	Registered Investment Company	352,254	419,446
		(22,490 shares)
*	United Auto Common Stock Fund	Common Stock	2,192,941	1,920,075
		(304,162 shares)
	Participant loans receivable	Rates from 6.30% to 10.50%	1,046,892	1,046,892

	Total			$30,715,883

* Represents a party- in- interest to the plan

The accompanying notes are an integral part of this schedule

Schedule II

UnitedAuto 401(K) Savings And Retirement Plan
Schedule H, Line 4j – Schedule of Reportable Transactions (A)
Year Ended December 31, 2000

Employer Identification Number: 22-3086739
Plan Number: 005
Name of Plan Sponsor: United Auto Group, Inc.

		(c)			(h)	(i)
(a)	(b)	Purchase	(d)	(g)	Cur. Value of Asset on	Net Gain
Identity of Party	Description of Assets	Price	Selling Price	Cost of asset	Transaction Date	(Loss)
UnitedAuto Group, Inc.	Stable Investment IV	$9,643,271		$9,643,271	$9,643,271
UnitedAuto Group, Inc.	Stable Investment IV		$3,940,380	3,870,845	3,940,380	$69,535
First Union National Bank	Evergreen Select Core Bond	448,021		448,021	448,021
First Union National Bank	Evergreen Select Core Bond		129,314	126,513	129,314	2,801
Invesco	Invesco Total Return VI	817,251		817,251	817,251
Invesco	Invesco Total Return VI		906,318	930,035	906,318	(23,717)
Fidelity	Fidelity Advisor Equity Gth T.	5,401,041		5,401,041	5,401,041
Fidelity	Fidelity Advisor Equity Gth T.		2,058,154	2,003,254	2,058,154	54,900
Fidelity	Fidelity Adv. Equity Inc. T.	543,121		543,121	543,121
Fidelity	Fidelity Adv. Equity Inc. T.		152,202	151,563	152,202	639
First Union National Bank	First Union Enhanced Stock Market II	1,963,494		1,963,494	1,963,494
First Union National Bank	First Union Enhanced Stock Market II		2,072,969	1,927,190	2,072,969	145,779
Federated	Federated Stock Trust	749,827		749,827	749,827
Federated	Federated Stock Trust		435,211	434,964	435,211	247
Dreyfus	Dreyfus Midcap 400 Index VI	1,699,236		1,699,236	1,699,236
Dreyfus	Dreyfus Midcap 400 Index VI		689,680	642,630	689,680	47,050
Putnam	Putnam International GR A VI	1,664,131		1,664,131	1,664,131
Putnam	Putnam International GR A VI		684,756	690,438	684,756	(5,682)
Janus	Janus WW Growth	2,891,515		2,891,515	8,891,515
Janus	Janus WW Growth		1,001,490	929,999	1,001,490	71,491
Invesco	Invesco Dynamics VI	4,313,012		4,313,012	4,313,012
Invesco	Invesco Dynamics VI		1,133,549	1,151,925	1,133,549	(18,376)
First Union National Bank	Evg Select Spec Equity Fund	936,002		936,002	936,002
First Union National Bank	Evg Select Spec Equity Fund		264,056	264,595	264,056	(539)
United Auto Group, Inc.	UAG Common Stock V	1,829,560		1,829,560	1,829,560
United Auto Group, Inc.	UAG Common Stock V		975,996	1,007,411	975,996	(31,415)
Putnam	Putnam Asset Alloc Balanced	587,396		587,396	587,396
Putnam	Putnam Asset Alloc Balanced		155,879	155,994	155,879	(115)
Putnam	Putnam Asset Alloc Growth	2,054,232		2,054,232	2,054,232
Putnam	Putnam Asset Alloc Growth		832,478	845,766	832,478	(13,288)
SINGLE TRANSACTIONS EXCEEDING 5%
Dreyfus	Dreyfus Midcap 400 Index VI	630,010		630,010	630,010
Fidelity	Fidelity Advisor Equity Grth T.	1,354,273		1,354,273	1,354,273
Fidelity	Fidelity Advisor Equity Grth T.	1,005,737		1,005,737	1,005,737
Putnam	Putnam Asset Alloc Balanced	550,101		550,101	550,101
Putnam	Putnam Asset Alloc Growth	1,664,904		1,664,904	1,664,904
Putnam	Putnam International Gr A VI	543,309		543,309	543,309
UnitedAuto Group Inc.	Stable Investment IV	2,537,795		2,537,795	2,537,795
UnitedAuto Group Inc.	Stable Investment IV	923,381		923,381	923,381

(A)	Reportable transactions are those purchases and sales of the same security which individually or in the aggregate exceed 5% of plan assets at the beginning of the plan year.

The accompanying notes are an integral part of this schedule

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UnitedAuto 401(k) Savings and Retirement Plan

Date: July 16, 2004	By: /s/ Paul F. Walters

Chairman Employee Benefits Committee of the Plan

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
EX- 23	Consent of Independent Registered Public Accounting Firm